Mr. Donald A. Walker,

Senior Assistant Chief Accountant,

Division of Corporation Finance,

United States Securities and Exchange Commission,

100 F Street, N.E.,

Washington, D.C. 20002

May 25, 2007

Re: Allied Irish Banks, p.l.c.

Form 20-F for the fiscal year ended December 31, 2005

File Number: 001-10284

Dear Mr. Walker,

I refer to my letters of January 23 and March 9, 2007 and subsequent telephone discussions with your staff and I wish to advise that all of your disclosure comments have been addressed in our 2006 20-F which will be filed shortly. We have also addressed the matters raised in our telephone conversations with regard to Question 2 (Note 21. Adjusted Earnings per share) in your letter of February 23, by removing references to the pro-forma 2004 IFRS numbers and streamlining disclosures and related commentaries with respect to non-GAAP measures. Additionally, we have clarified the disclosures in respect of:

•	Commentary on share of income of M&T Bank in Item 5 – Operating Results; and
•	Discontinued operations in the context of the US GAAP footnote.

I trust that the amendments we have made to the 20-F document will adequately address the comments as discussed. If you would like to discuss any of the above in further detail please feel free to contact Brendan McHugh at +353 1 6414296.

Yours sincerely,

Maeliosa O’hOgartaigh

Head of Accounting & Finance